Exhibit 8.2

LUSE GORMAN, PC

Attorneys at Law

5335 WISCONSIN AVENUE, N.W., SUITE 780

Washington, D.C. 20015

TELEPHONE (202) 274-2000

Facsimile (202) 362-2902

www.luselaw.com

[Date]

Board of Directors

New England Bancorp, Inc.

232 Main Street

Hyannis, Massachusetts 02601

Re:	U.S. Federal Tax Consequences of the Merger of Bank of New England

Bancorp, Inc. with and into Independent Bank Corp.

To the Members of the Board of Directors:

You have requested our opinion as to the United States Federal income tax consequences of the following proposed transaction pursuant to the Agreement and Plan of Merger by and among Independent Bank Corp. (“Independent”), Rockland Trust Company, New England Bancorp, Inc. (“New England”), and Bank of Cape Cod, dated as of March 17, 2016 (the “Merger Agreement”). Section 6.01(e) of the Merger Agreement provides that a condition to closing of the Merger (as defined below) is the receipt by New England of an opinion by Luse Gorman, PC that the Merger will be treated for Federal income tax purposes as a reorganization under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), which shall be dated as of the Closing Date of the Merger. The terms used but not defined herein, whether capitalized or not, will have the same meaning as their definitions in the Merger Agreement.

Pursuant to the Merger Agreement, New England will merge with and into Independent, with Independent as the resulting or surviving corporation in accordance with Federal law and the laws of the Commonwealth of Massachusetts (the “Merger”). Following the Merger, the separate corporate existence of New England will cease and Independent shall continue to exist as the surviving corporation. As of the effective time of the Merger (the “Effective Time”), the following will occur:

(a)	Each share of New England common stock held as treasury stock and each share of New England common stock owned by Independent immediately prior to the Effective Time (other than in trust accounts, managed accounts and the like for the benefit of customers or shares held in satisfaction of a debt previously contracted) will, at the Effective Time, be cancelled and no payment or conversion will be made in consideration therefor.

[Date]

(b)	The aggregate number of outstanding shares of New England common stock held by each holder immediately prior to the Effective Time (except for shares of New England common stock canceled pursuant to paragraph (a) above and Dissenters’ Shares) will be converted into the right to receive from Independent 0.25 shares of Independent common stock. No fractional shares of Independent common stock shall be issued as a result of the Merger. In lieu of fractional shares, each holder of New England common stock who would otherwise be entitled to a fraction of a share of Independent common stock will be entitled to an amount in cash, rounded to the nearest whole cent, equal to the product of (x) the fraction of a share to which such holder would otherwise have been entitled and (y) the closing VWAP.

(c)	Independent will pay for any shares of Independent Common Stock for holders which have exercised their appraisal rights pursuant to Part 13 of Chapter 156D of the MBCA and the holders thereof shall not be entitled to receive the Merger Consideration.

This opinion does not address the state and local tax consequences of the transactions contemplated by the Merger Agreement. Nor does this opinion address foreign laws or other areas of United States Federal taxation other than Federal income tax. For purposes of this opinion, we have examined and are familiar with originals or copies, certified or otherwise identified to our satisfaction, of the Merger Agreement and such other documents as we have deemed necessary or appropriate in order to enable us to render the opinions below, including the Registration Statement on Form S-4 (as amended through the date hereof, the “Registration Statement,” which reference will include the proxy statement of New England and the prospectus of Independent). In our examination, we have assumed the genuineness of all signatures where due execution and delivery are requirements to the effectiveness thereof, the legal capacity of all natural persons, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified, conformed or photostatic copies and the authenticity of the originals of such copies. In rendering the opinion set forth below, we have relied, with the consents of Independent and New England, upon certain written representations of each of the parties hereto (which representations we have neither investigated nor verified). For purposes of rendering this opinion, we have assumed that all relevant statements in the Merger Agreement, Registration Statement and written representations of the parties, including those made “to the best knowledge of” or similarly qualified, are true, complete and correct and will remain true, complete and correct at all times up to and including the Effective Time. We have also assumed that the parties have complied with and, if applicable, will continue to comply with, the relevant covenants contained in the Merger Agreement. Our opinion may not be relied upon and may be invalid if any assumption described above is untrue for any reason.

In rendering our opinion, we have considered the applicable provisions of the Code, Treasury Regulations, pertinent judicial authorities, interpretative rulings of the Internal Revenue Service and such other authorities as we have considered relevant. We have also assumed that the transactions contemplated by the Merger Agreement will be consummated strictly in accordance with the Merger Agreement.

[Date]

OPINION

Based solely upon the above-referenced representations, information and assumptions, and taking into consideration the limitations at the end of this opinion, it is our opinion that under current United States Federal income tax law:

1.	The Merger will be treated as a reorganization within the meaning of Section 368(a) of the Code; and

2.	New England and Independent will each be a party to such reorganization within the meaning of Section 368(b) of the Code.

****

No assurances are or can be given that the Internal Revenue Service or the courts will agree with the foregoing conclusions, in whole or in part, although it is our opinion that they should. While this opinion represents our considered judgment as to the proper Federal income tax treatment to the parties concerned based upon the law as it exists as of the date of this letter, and the facts as they were presented to us, it is not binding on the Internal Revenue Service or the courts. In the event of any change to the applicable law or relevant facts, we would, of necessity, need to reconsider our views. However, we disclaim any undertaking to advise you of any subsequent changes of the matters stated, represented or assumed herein or any subsequent changes in applicable laws, regulations or interpretations thereof, or the impact of any such changes on this opinion.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement, and to the references to our firm name under the headings “Material U.S. Federal Income Tax Consequences of the Merger” and “Legal Matters” in the Registration Statement. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended or the rules and regulations of the Securities and Exchange Commission thereunder.

Sincerely,

DRAFT
LUSE GORMAN, PC